SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN AUGUST 10, 2002 AND AUGUST 14, 2002

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F__x__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes_____ No__x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2002

CHINADOTCOM CORPORATION

By: D. Widdicombe

Daniel Widdicombe
Chief Financial Officer

Schedule I

Aug 13, 2002	chinadotcom Q2 2002 Net Loss Narrows by 86% y-y together with Consolidated Statements of Operations, Pro forma Consolidated Statements of Operations and Consolidated Balance Sheets

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Q2 2002 Net Loss Narrows by 86% y-y

Evolving higher margin business platform through proprietary software and China-based development centers

chinadotcom's Q2 2002 Results Highlights:

- Q2 2002 US GAAP net loss fell 86% year-over-year versus Q2 2001
- The company maintained its strong balance sheet position with an increase of 2% for net cash and cash equivalents.
- Q2 2002 cash operating loss* was US$6.2 million, a 74% improvement from US$23.4 million year-over-year.
- The company is focused on developing software products and enterprise solutions as well as establishing stronger partnerships.
- The company's operations are focused on winning multi-year contracts with major enterprises and governments.

[Hong Kong, August 13, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise solutions company in Asia, today announced its financial results for the second quarter ending June 30, 2002 under US GAAP. Net loss narrowed by 86% from a year ago to US$8.0 million, the same as compared to the previous quarter. Q2 2002 loss per share was US$0.08 versus $0.08 in Q1 2002 and US$0.57 in Q2 2001.

chinadotcom posted revenue of US$15.2 million in Q2 2002, down 7% compared to US$16.4 million in Q1 2002. Previous expectations for Q2 2002 revenues included certain consulting project revenues which we now expect to record in Q3 2002. Gross margin of 33% was US$5.0 million, down from 35%, or US$5.8 million in Q1 2002, primarily relating to ongoing price pressure in the on-line advertising network business. SG&A expenses for Q2 2002 were US$11.1 million, down 11% compared to US$12.4 million in the previous quarter and 62% lower than US$29.0 million a year ago. The company is working towards further reduction in recurrent quarterly SG&A expenses to single digit levels going forward. As a result of this further improvement in cost control Q2 2002 cash operating loss was US$6.2 million, down from US$6.6 million in Q1 2002 and down 74% from a year ago.

"Despite persistent weak market conditions, we have made progress during the quarter in positioning ourselves for an eventual upturn in economic conditions," said Daniel Widdicombe, Chief Financial Officer of chinadotcom. "At the same time as continuing to control operating expenses and maintaining our current cash levels, we have been working to move up the value curve through the introduction of more higher-margin products that we have either developed internally, added through acquisition, or through partnerships.

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

Evolution towards a broader base of higher margin products and services

The company has made progress in its strategic re-positioning and continues to push its evolution towards a broader base of higher margin products and services. The company has progressed in the last quarter with several new additions to its current 400 plus installations, including Microsoft, A C Nielsen and Swire Beverage. Its five-year established software development center in China is currently developing products for use on the "Microsoft .Net" platform.

chinadotcom views China as a promising base for lower-cost development of software products for distribution, implementation and integration by its own operations across its markets internationally, enabling the company to better scale its costs to make it competitive in the mid-tier software market. In addition, the company is continuing to develop partnerships with major software companies, focusing on securing Greater China and international master distributorships for such companies across various markets. The push up the value curve is also being achieved through securing longer-term contracts with major enterprises as well as governments across our key markets.

The integration of the B2B marketing database with the existing marketing offering in Australia has progressed during the quarter. Resultant operational gains include reduced ongoing database maintenance costs and office consolidation. The B2B database offering has been enhanced and sales cross-pollination with the existing marketing services business achieved. Opportunities to work more closely with the technology services business in Australia have also been identified, particularly in the area of e-mail marketing.

"Where we see opportunities, we will continue to develop our existing portfolio of enterprise solutions that can strategically broaden our business mix and drive longer term, high margin and recurrent revenue," said Peter Yip, Chief Executive Officer of chinadotcom. "The combination of these products and services provides opportunities for joint sales calls, the sharing of market intelligence and cross platform product developments enabling us to achieve our long-term goal of becoming one of the leading providers of enterprise solutions in Asia-Pacific."

Progress in Our Operations

- **Technology Services**

chinadotcom's e-solutions continues to show improvement in building its base of long-term, recurring work derived from its application outsourcing business and government services practice. Further cost savings were achieved in SG&A. Our e-solutions subsidiary signed a second large UK government agency, the Department of Land Registry, to a multi-year relationship while also being

chinadotcom
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FOR IMMEDIATE RELEASE

named recently to the UK Central Office of Information roster – a select list of pre-approved service partners that UK government agencies work with. Other major client activity included new work with ING Barings, continuing work with Cathay Pacific and the resumption of projects for Emirates Airlines.

- **Marketing & Media Services**

The company continued its efforts during the quarter to better align its e-marketing services with its e-solutions businesses. In several markets, the company's e-marketing operating infrastructure has now been shared with chinadotcom's e-solutions operations, resulting in ongoing cost savings. In China, the company recently accelerated the rescaling of its low-margin on-line advertising network business in order to improve that operation. In certain markets, chinadotcom has ceased its funding of e-marketing units in the past 18 months and will continue to review the prospects of its ongoing operations. Within the segment, the Korean operation posted a strong performance on the back of increased marketing associated with the successful World Cup soccer tournament.

The drive to diversify the service offering through increasing non on-line advertising revenues, such as direct-marketing and e-mail technology revenue, saw progress as such revenues increased from 9% to 12%, with higher gross margins of over 60%. New clients include BankWest, Time Inc., and American Express. In addition, our e-marketing entity continued ongoing relationships with Samsung and Johnson & Johnson.

hongkong.com introduced Hong Kong's first web-based paid e-mail service during the quarter and an enhanced SMS and e-Coupon service was also launched. Performance at chinadotcom's travel business improved and it was appointed as event organizer/official publication/official daily for several major travel trade events for the rest of the year and into 2003.

- **Software Products**

The company has introduced a series of new human resources management products developed along with the existing PowerHRP (Human Resources Payroll) module, including Power ATS (Attendance Tracking System), PowerPay+ and PowerESS (Employee Self Service). Through coordinated sales and marketing efforts the company has secured multiple wins for its PowerHRP management software in China. Since introduction, these products have been licensed to multinational and local enterprises. For instance, the five-star hotel, J.C. Mandarin in Shanghai has licensed the ATS solution that enables it to track all employee rostering and shift information gathered from the digital swipe card machine on the premises of the hotel.

chinadotcom's e-solutions arm continues to make progress with its Software Development Center (SDC) in Beijing as part of the company's focus on proprietary enterprise software applications for local enterprises and multinationals particularly in Mainland China. One of the first products from this SDC will be an Internet-based technology platform automating Customer Relationship Management (CRM) processes especially tailored for Mainland China. A number of potential customers have already expressed interest in this product.

chinadotcom
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"What is paramount for us at this stage is to step up our focus on developing and offering a broad base of higher-margin business services and software products that will provide a foundation for our long-term growth," said Raymond Ch'ien, Executive Chairman of chinadotcom. "Current market trends, in addition to the strength of our balance sheet, place us in a favorable position to maintain this strategy, with the aim of becoming the pre-eminent integrated Asian enterprise solutions company."

Other Developments

With regard to the company's treasury program, as a result of the strong performance of bond prices in the last quarter, the mark to market impact on the company's treasury portfolio recorded on the balance sheet has reduced from a loss of US$10.1 million at the end of Q1 2002 to a gain of US$1.8 million at the end of Q2 2002. The company has also reduced its exposure to market risk by reducing the average term and improving the credit quality of its treasury instruments, recording a realized loss of US$2.6 million in Q2 2002. The company is now engaged in the process of outsourcing some or all of its treasury portfolio to professional outside managers. The company believes that outsourcing its portfolio will provide a greater breadth and depth of resources to be dedicated to the management of its cash.

To date, the company has fully repaid its short-term credit facilities, resulting in a strong, unencumbered balance sheet. The company maintains access to two credit facilities that are available for working capital, short-term liquidity issues and acquisitions.

"In light of a challenging quarter financially and operationally and a lack of current visibility regarding the timing of a global economic recovery, my team is prepared to take further aggressive steps to achieve profitability and increase shareholder value." Peter Yip, Chief Executive Officer, said, "We will look to build our base of higher-margin software products and services, as well as further rationalize non-performing or low-margin businesses. Loss of revenues on the top line is likely in the near term but we believe that a profitable company will be the eventual result. As such, we believe we are continuing to better position the company, and we look forward to the future with confidence."

Conference Call

chinadotcom will hold a conference call to review its second quarter 2002 earnings and operations at 4:00 pm on August 13, 2002 Hong Kong time. Investors can call at that time to US Toll Free 888-390-6586, US Toll Number: 712-271-3300, or Hong Kong Number: 852-2258-4100; alternatively the conference call can be heard on the Internet at [http://webcast.ibeam.com/starthere.asp?pres=20082]. For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com/shares.htm.

** Cash operating loss is defined as gross profit minus selling, general & administrative (SG&A) expenses.*

chinadotcom
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FOR IMMEDIATE RELEASE

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Asia, China, the US and the UK. With operations in 10 markets - - the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. Also, chinadotcom leverages its alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. Furthermore, while chinadotcom believes that its pro forma financial results as attached are reflective of its recurrent trends and the on-going status of our business, there can be no assurance that its pro forma results will accurately reflect these trends and status and therefore, its investors are urged not to rely solely upon the pro forma results when making their investing decision and the pro forma results should always be reviewed together with its actual financial results as attached. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed in June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (973) 591 9976
e-mail : craig.celek@hk.china.com

Notes to the EDITOR:

We define the following lines of business as:

Technology Services: these include our enterprise solutions businesses of application outsourcing, custom software development, enterprise application integration and e-business consulting, and are recorded within the e-business Solutions segment of the Consolidated Statement of Operations. Sometimes referred to as e-solutions or e-business solutions.

Marketing & Media Services: these include our enterprise solutions businesses of online advertising, integrated media planning, data services, call center services and media channels of online portals, offline media and trade publications, and are recorded within the Advertising segment within the Consolidated Statement of Operations. Sometimes referred to in separate terms as e-marketing when referring to Marketing Services or media assets when referring to Media Services.

Software Products: these include all our proprietary software products including Customer Relationship Management (CRM) software – PowerCRM; Financial Accounting Management software –PowerBooks; Business Intelligence software – PowerOLP; HR and Payroll Systems software – Power HRP, Power ATS (Attendee Tracking System), PowerPay+, PowerESS (Employee Self Service); E-marketing software – expresso, and are recorded in the Sale of IT Products segment within the Consolidated Statement of Operations.

chinadotcom corporation
Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Jun 30, 2002 (Unaudited)	Quarter Ended Mar 31, 2002 (Unaudited)
Revenues		
e-business Solutions	$ 6,034	$ 7,645
Advertising	7,144	6,845
Sale of IT products	1,369	1,216
Other income	681	713
	15,228	16,419
Cost of revenues		
e-business Solutions	(3,553)	(4,917)
Advertising	(5,756)	(4,751)
Sale of IT products	(700)	(779)
Others	(264)	(197)
	(10,273)	(10,644)
Gross margin	4,955	5,775
Selling, general and administrative expenses (a)	(11,106)	(12,412)
Depreciation expense	(3,438)	(3,509)
Amortization of goodwill and intangible assets	(579)	(212)
Impairment of goodwill and intangible assets	(965)	-
Stock compensation expense	(84)	(97)
	(16,172)	(16,230)
Operating loss	(11,217)	(10,455)
Interest income	7,385	7,417
Interest expense	(757)	(758)
Loss on disposal of available-for-sale securities	(2,602)	(1,227)
Other non-operating gains (losses)	293	(204)
Impairment of available-for-sale securities	(1,826)	(3,525)
Share of (losses) income in equity investees	(69)	230
Loss before income taxes	(8,793)	(8,522)
Income taxes benefits (expenses)	2	(59)
Loss before minority interests	(8,791)	(8,581)
Minority interests in losses of consolidated subsidiaries	752	559
Net loss	$ (8,039)	$ (8,022)
Basic and diluted loss per share #	(0.08)	(0.08)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the quarter because their inclusion would have been antidilutive.

(a) Selling, general and administrative expenses to/for related parties	30	30

chinadotcom corporation
Pro forma Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Jun 30, 2002 (Pro forma*)	Quarter Ended Mar 31, 2002 (Pro forma*)
Revenues		
e-business Solutions	$ 6,034	$ 7,645
Advertising	7,144	6,845
Sale of IT products	1,369	1,216
Other income	681	713
	15,228	16,419
Cost of revenues		
e-business Solutions	(3,553)	(4,917)
Advertising	(5,756)	(4,751)
Sale of IT products	(700)	(779)
Others	(264)	(197)
	(10,273)	(10,644)
Gross margin	4,955	5,775
Selling, general and administrative expenses	(10,763)	(11,068)
Depreciation expense	(3,438)	(3,509)
Amortization of goodwill and intangible assets	(579)	(212)
Stock compensation expense	(84)	(97)
	(14,864)	(14,886)
Operating loss	(9,909)	(9,111)
Interest income	7,385	7,417
Interest expense	(757)	(758)
Share of (losses) income in equity investees	(69)	230
Loss before income taxes	(3,350)	(2,222)
Income taxes benefits (expenses)	2	(59)
Loss before minority interests	(3,348)	(2,281)
Minority interests in loss of consolidated subsidiaries	752	559
Net loss	$ (2,596)	$ (1,722)
Basic and diluted loss per share #	(0.03)	(0.02)

The computation of diluted loss per share did not assume the conversion of the stock options and the warrants of the Company during the quarter because their inclusion would have been antidilutive.

* The above pro forma consolidated statements of operations exclude the following non-recurring expenses:

(1) Impairment of goodwill and intangible assets
(2) Gain/loss on disposal of available-for-sale securities
(3) Other non-operating gains/losses
(4) Impairment of available-for-sale securities
(5) Restructuring costs and other one off items

chinadotcom corporation
Consolidated Balance Sheets

	Jun 30, 2002 (Unaudited) (US$'000)	Mar 31, 2002 (Unaudited) (US$'000)
Assets		
Current assets:		
Cash and cash equivalents	$ 107,257	$ 34,053
Restricted cash	282	74
Accounts receivable	18,061	20,357
Deposits, prepayments and other receivables	10,703	10,511
Available-for-sale debt securities	236,529	291,454
Restricted debt securities	65,682	138,383
Total current assets	438,514	494,832
Property, plant and equipment, net	14,207	16,820
Goodwill	8,929	11,873
Intangible assets	19,589	16,891
Investments in equity investees	142	2,778
Investments under cost method	279	270
Available-for-sale debt securities	19,800	20,000
Available-for-sale equity securities	1,974	1,932
Other assets	2,545	2,244
Total assets	$ 505,979	$ 567,640
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 14,365	$ 13,727
Other payables	10,730	12,897
Accrued liabilities	10,467	12,445
Bank loans	52,282	113,294
Deferred revenue	1,033	930
Tax payable	594	747
Total current liabilities	89,471	154,040
Long term bank loans, net of current portion	1,441	1,473
Other payables, net of current portion	2,860	2,860
Minority interests	35,950	35,960
Shareholders' equity:		
Share capital	26	26
Additional paid-in capital	614,122	614,007
Treasury stocks	(5,530)	(4,422)
Accumulated other comprehensive income	(114)	(12,096)
Accumulated deficits	(232,247)	(224,208)
Total shareholders' equity	376,257	373,307
Total liabilities and shareholders' equity	$ 505,979	$ 567,640